# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Swvl Holdings Corp, CIK 0001875609
CUSIP: G86302117
Title of class of securities: Ordinary Shares, par value $0.0025 per share
Address of issuer's principal executive offices: The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 09/01/2026
Filed by CIK 0002152744
Persons authorized to receive notices and communications: Abdalla Ali, 2020 Richmond Ave, Ste 101, Houston, Texas (TX), 77098, 346-297-5035

## Reporting persons
- Abdalla Ali (CIK 0002152744): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,516.5; shared voting power 6,915,629; sole dispositive power 2,516.5; shared dispositive power 6,915,629; aggregate amount beneficially owned 6,918,145.5 (38.9% of the class)
- Coefficient SWVL Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,915,629; sole dispositive power 0; shared dispositive power 6,915,629; aggregate amount beneficially owned 6,915,629 (38.9% of the class)
- Coefficient LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,915,629; sole dispositive power 0; shared dispositive power 6,915,629; aggregate amount beneficially owned 6,915,629 (38.9% of the class)
- Coefficient GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,915,629; sole dispositive power 0; shared dispositive power 6,915,629; aggregate amount beneficially owned 6,915,629 (38.9% of the class)
- Youssef Shoukry Moawad: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,915,629; sole dispositive power 0; shared dispositive power 6,915,629; aggregate amount beneficially owned 6,915,629 (38.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0025 per share
Name of issuer: Swvl Holdings Corp
Address of issuer's principal executive offices: The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates (C0), 00000

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This Schedule 13D is filed on behalf of:
Abdalla Ali
Coefficient SWVL Holdings, LLC
Coefficient LP
Coefficient GP LLC
Youssef Shoukry Moawad
Residence or business address: The principal business address of the Reporting Persons is 2020 Richmond Ave, Ste 101, Houston, Texas, 77098.
Present principal occupation or employment: The present principal employment for Mr. Ali is Managing Partner at Coefficient LP and director of the Issuer. The present principal employment for Mr. Shoukry is Chief Financial Officer at Coefficient LP. The remaining Reporting Persons are either holding companies without operations or are principally engaged in the business of investing with a focus on decarbonization and the energy transition.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Messrs. Ali and Shoukry is a citizen of the United States. Each of the Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 6 of this Schedule 13D with respect to the Securities Purchase Agreement is incorporated by reference into this Item 3. The securities reported herein were acquired on the Closing Date (as defined below) pursuant to the Securities Purchase Agreement (as defined below) for total consideration of approximately $10 million.

Coefficient SWVL Holdings, LLC obtained the funds for the acquisition of these shares through capital contributions of its partners and members.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 of this Schedule 13D with respect to the Securities Purchase Agreement, the Stockholder Agreement, the Lock-Up Agreement and the Registration Rights Agreement is incorporated by reference into this Item 4.

General

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to the terms of the Stockholder Agreement (as defined below) and the Lock-Up Agreement (as defined below), may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons may also enter into financial instruments or other agreements with institutional or other counterparties that would increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer, which instruments or agreements may or may not affect the Reporting Persons' beneficial ownership in securities of the Issuer. In addition, the Reporting Persons, including Mr. Ali in his position as a director of the Issuer's board of directors (the "Board"), may engage in discussions with management, the Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; security offerings and/or securities repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership information set forth herein represents beneficial ownership of Ordinary Shares as of the date hereof, based upon 17,795,743 Ordinary Shares outstanding as of the Closing Date.

Coefficient SWVL Holdings, LLC is the record holder of 6,896,552 Ordinary Shares, representing approximately 38.9% of the outstanding shares. Mr. Ali is the record holder of 2,516.5 Ordinary Shares.

Messrs. Ali and Shoukry are the managing members of Coefficient GP LLC, which is the general partner of Coefficient LP, which is the sole member of Coefficient SWVL Holdings, LLC. As a result of these relationships, each of the foregoing may be deemed to share beneficial ownership of the securities held of record by Coefficient SWVL Holdings, LLC. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other purpose, a member of a group with respect to the Issuer or securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: 2,516.5 for Mr. Ali; 0 for the remaining Reporting Persons

Shared power to vote or to direct the vote: 6,915,629

Sole power to dispose or to direct the disposition: 2,516.5 for Mr. Ali; 0 for the remaining Reporting Persons

Shared power to dispose or to direct the disposition: 6,915,629
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in this Schedule 13D, during the past 60 days, none of the Reporting Persons have effected any transactions in the Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Securities Purchase Agreement

On September 1, 2026 (the "Closing Date"), pursuant to a securities purchase agreement, dated as of August 24, 2026 (the "Purchase Agreement"), by and among Swvl Holdings Corp (the "Issuer") and Coefficient SWVL Holdings, LLC, Coefficient SWVL Holdings, LLC purchased an aggregate of 6,896,552 for $1.45 per share.

Lock-Up Agreement

On August 24, 2026, pursuant to the Securities Purchase Agreement, Coefficient SWVL Holdings, LLC entered into a lock-up agreement with the Issuer (the "Lock-Up Agreement"), pursuant to which Coefficient SWVL Holdings, LLC, and any affiliates of Coefficient SWVL Holdings, LLC, agreed to not, subject to certain exceptions as described in the Lock-Up Agreement, sell, dispose or otherwise transfer, directly or indirectly, (including, without limitation, any sales, short sales, swaps or any derivative transactions that would be equivalent to any sales or short positions) Ordinary Shares held for a period of 180 days following the Closing Date.

Stockholder Agreement

On August 24, 2026, pursuant to the Securities Purchase Agreement, Coefficient SWVL Holdings, LLC entered into a stockholder agreement with the Issuer (the "Stockholder Agreement"), pursuant to which, effective as of the Closing, the Issuer agreed to increase the size of the Board to eight (8) directors in accordance and appoint Mr. Ali (the "Investor Designee") as a director of the Issuer to hold office until the end of the next annual general meeting of the Issuer, and to serve as a member of the Compensation Committee and the Nominating and Corporate Governance Committee of the Board, subject to the satisfaction of any applicable independence and other eligibility requirements under the securities rules and the applicable Nasdaq Listing Rules.

In addition, for so long as Coefficient SWVL Holdings, LLC and its affiliates beneficially own not less than 5% of the issued and outstanding Ordinary Shares, calculated on a fully diluted basis, the Issuer shall procure that, (i) the Investor Designee be included in the Issuer's slate of nominees for election at each annual or extraordinary meeting of members at which directors of the class to which the Investor Designee belongs are to be elected or re-elected; (ii) the Investor Designee be nominated as a director and it be recommended to the members of the Issuer that the Investor Designee be elected or re-elected as a director at each such meeting; (iii) proxies shall be solicited in favor of the election or re-election of the Investor Designee in the same manner and with the same effort and urgency as proxies are solicited in favor of the election of the other nominees of the Board; (iv) the Issuer shall use reasonable best efforts (not less favorable than the efforts used for any other nominee of the Board) to cause the election or re-election of the Investor Designee at each such meeting; and (v) the Issuer shall not take any action to shorten the term of the Investor Designee, reassign the class to which the Investor Designee belongs, or otherwise circumvent or impair the rights of the Investor under Section 2.2 of the Stockholder Agreement.

If the Investor Designee ceases to serve as a director for any reason (including by death, disability, resignation or removal), Coefficient SWVL Holdings, LLC shall have the right to designate a replacement by written notice to the Issuer within ten (10) Business Days of such cessation, and the Board shall appoint such replacement to fill the vacancy within five (5) Business Days of receipt of such notice. The Board shall not remove the Investor Designee from the Board with cause without the prior written consent of Coefficient SWVL Holdings, LLC. The Board shall provide Coefficient SWVL Holdings, LLC with not less than ten (10) Business Days' prior written notice of any proposed removal of the Investor Designee with cause, together with a reasonable description of the grounds therefor, and shall afford the Investor Designee a reasonable opportunity to be heard by the Board prior to any such removal. For so long as Coefficient SWVL Holdings, LLC and its affiliates beneficially own not less than 5% of the issued and outstanding Ordinary Shares, calculated on a fully diluted basis, the Issuer shall procure that there shall be no increase or decrease in the size of the Board without the prior written consent of Coefficient SWVL Holdings, LLC.

For so long as Coefficient SWVL Holdings, LLC and its affiliates beneficially own not less than 5% of the issued and outstanding Ordinary Shares, calculated on a fully diluted basis, the Issuer shall procure that no new Ordinary Shares or other equity securities of the Issuer (the "New Securities") shall be issued or sold to any person unless the Issuer has first offered to Coefficient SWVL Holdings, LLC the right to purchase its Pro Rata Share (as defined below) of such New Securities on the same terms and conditions as such New Securities are proposed to be issued or sold to such other person(s), in each case subject to and in accordance with the procedures set forth in Article 3 of the Stockholder Agreement. The "Pro Rata Share" means a fraction, the numerator of which is the number of Ordinary Shares beneficially owned by Coefficient SWVL Holdings, LLC and its affiliates immediately prior to such issuance and the denominator of which is the total number of Ordinary Shares issued and outstanding immediately prior to such issuance (in each case calculated on a fully diluted basis).

For so long as Coefficient SWVL Holdings, LLC and its affiliates beneficially own not less than 5% of the issued and outstanding Ordinary Shares, calculated on a fully diluted basis, the Issuer may not, without Coefficient SWVL Holdings, LLC's prior written consent: (a) issue, designate, or allot any preferred shares or create any class of shares senior to or on parity with the Ordinary Shares; (b) adopt any amendment to the Issuer's memorandum and articles of association (the "Memorandum and Articles") that would adversely affect the Ordinary Shares' rights, modify director appointment/removal provisions, alter meeting and voting provisions, change indemnification or corporate-opportunities provisions, or confer preemptive rights; (c) assert or enforce any share lien over the Coefficient SWVL Holdings, LLC's Ordinary Shares under Article 12 of the Memorandum and Articles; (d) effect any going-private transaction, voluntarily delist the Ordinary Shares, or deregister under the Securities Exchange Act of 1934, as amended; (e) adopt any plan of liquidation, dissolution, or winding up of the Issuer; or (f) engage in a Variable Rate Transaction (as defined in the Stockholder Agreement) without Coefficient SWVL Holdings, LLC's consent.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, dated August 24, 2026, between the Issuer, Coefficient SWVL Holdings, LLC and other stockholder who becomes party to the agreement (collectively with Coefficient SWVL Holdings, LLC, the "Shareholders"), the Issuer is obligated to file a shelf registration statement within 120 calendar days following the Closing Date covering the resale of all Registrable Securities (as defined in the Registration Rights Agreement), and to use reasonable best efforts to cause such registration statement to become effective within the earlier of 90 days following filing or 10 business days after the Securities and Exchange Commission notification that the filing will not be reviewed. The Shareholders are also entitled to unlimited shelf takedowns from the effective shelf registration statement, subject to a cap of six underwritten offerings, and customary demand registration and piggyback registration rights. The Registration Rights Agreement terminates upon the earlier of mutual written agreement, the date the Shareholders cease to hold any Registrable Securities, or the dissolution of the Issuer.

The foregoing descriptions of the Securities Purchase Agreement, Stockholder Agreement, Lock-Up Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement.
Exhibit 2: Securities Purchase Agreement, dated August 24, 2026. (https://www.sec.gov/Archives/edgar/data/1875609/000110465926101099/swvl-20260826xex99d2.htm)
Exhibit 3: Form of Lock-up Agreement. (https://www.sec.gov/Archives/edgar/data/1875609/000110465926101099/swvl-20260826xex99d7.htm)
Exhibit 4: Stockholder Agreement, dated August 24, 2026. (https://www.sec.gov/Archives/edgar/data/1875609/000110465926101099/swvl-20260826xex99d5.htm)
Exhibit 5: Registration Rights Agreement, dated August 24, 2026. (https://www.sec.gov/Archives/edgar/data/1875609/000110465926101099/swvl-20260826xex99d5.htm)

## Signatures
- Abdalla Ali: /s/ Abdalla Ali, Abdalla Ali (09/09/2026)
- Coefficient SWVL Holdings, LLC: /s/ Abdalla Ali, Abdalla Ali, President, Secretary and Treasurer (09/09/2026)
- Coefficient LP: /s/ Abdalla Ali, Abdalla Ali, Managing Partner (09/09/2026)
- Coefficient GP LLC: /s/ Abdalla Ali, Abdalla Ali, Managing Member (09/09/2026)
- Youssef Shoukry Moawad: /s/ Youssef Shoukry Moawad, Youssef Shoukry Moawad (09/09/2026)